UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

OXBRIDGE RE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6856M122

(CUSIP Number)

Douglas Licker, General Counsel

101 East Kennedy Boulevard, Suite 4110, Tampa FL 33602

(954) 461-6101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6856M122		13D	Page 2
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allan S. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 844,221*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 844,221*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,221*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Includes 213,853 ordinary shares held by Allan S. Martin and his wife, Marie Martin, jointly; 259,298 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and his wife, Marie Martin, jointly, that are currently exercisable; 83,000 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable. As the general partner of Fleur de Lis Partners, LLLP, Mr. Martin has voting and investment power over the ordinary shares and warrants held by that entity. The amount also includes 70 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Mr. Martin serves on Board of Directors of the Foundation.

**Based upon an aggregate of 6,417,532 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 547,298 shares of ordinary shares that may be acquired by exercise of warrants.

CUSIP No. G6856M122		13D	Page 3
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marie B. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,664*
	8.	SHARED VOTING POWER 512,221*
	9.	SOLE DISPOSITIVE POWER 34,664*
	10.	SHARED DISPOSITIVE POWER 512,221*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,885*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Includes 213,853 ordinary shares held by Marie B. Martin and her husband Allan S. Martin, jointly; and 259,298 ordinary shares issuable upon the exercise of warrants held by Marie B. Martin and her husband Allan S. Martin, jointly, that are currently exercisable. This amount also includes 17,332 shares held by the Allan S Martin Children’s IRRV Trust and 17,332 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Children’s IRRV Trust that are currently exercisable. Ms. Martin is the sole Trustee for the Trust. The amount includes 70 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Ms. Martin serves on Board of Directors of the Foundation.

**Based upon an aggregate of 6,185,864 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 315,630 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122		13D	Page 4
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fleur de Lis Partners, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 332,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 332,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.42%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 83,000 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable.

**Based upon an aggregate of 6,119,234 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 249,000 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122		13D	Page 5
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allan S Martin Children’s IRRV Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,664*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 34,664*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,664
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 17,332 shares held by the Allan S Martin Children’s IRRV Trust; and 17,332 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Children’s IRRV Trust that are currently exercisable. Ms. Martin is the sole trustee of the Trust.

**Based upon an aggregate of 5,887,566 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 17,332 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122		13D	Page 6
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin A. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,666*
	8.	SHARED VOTING POWER 39,070*
	9.	SOLE DISPOSITIVE POWER 8,666*
	10.	SHARED DISPOSITIVE POWER 39,070*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,736*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Includes 4,333 shares held by Benjamin A. Martin; and 4,333 ordinary shares issuable upon the exercise of warrants held by Benjamin A. Martin, that are currently exercisable. The amount also includes 70 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Mr. Martin serves on Board of Directors of the Foundation.

**Based upon an aggregate of 5,913,567 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 43,333 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122		13D	Page 7
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katherine M. Sogolow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,666*
	8.	SHARED VOTING POWER 39,070
	9.	SOLE DISPOSITIVE POWER 8,666*
	10.	SHARED DISPOSITIVE POWER 39,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,736*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Includes 4,333 shares held by Katherine M. Sogolow; and 4,333 ordinary shares issuable upon the exercise of warrants held by Katherine Sogolow, that are currently exercisable. The amount also includes 70 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Ms. Sogolow serves on Board of Directors of the Foundation.

**Based upon an aggregate of 5,874,567 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 43,333 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122		13D	Page 8
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Family Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,070*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,070*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,070
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 70 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc., that are currently exercisable. Each of Mr. Allan S. Martin, Ms. Marie Martin, Mr. Benjamin A. Martin and Ms. Sogolow serve on the Board of the Foundation. Amelja Martin, Samuel D. Martin and Mr. Zachary A. Sogolow also serve on the Board.

**Based upon an aggregate of 5,909,234 Issuer ordinary shares of outstanding, consisting of (i) 5,870,234 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 39,000 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP No. G6856M122	13D	Page 9

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Oxbridge RE Holdings Limited, a Cayman Island corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Strathvale House, 2nd Floor, 90 North Church Street, Georgetown, P.O. Box 469, Grand Cayman, KY1-9006, Cayman Islands.

Item 2. Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	Allan S. Martin, individually, as a Director of the Martin Family Foundation, Inc. and as General Partner of Fleur de Lis Partners, LLLP;

(2)	Marie Martin, individually, as Trustee of the Allan S Martin Children’s IRRV Trust and as a as a Director of the Martin Family Foundation, Inc.;

(3)	Fleur de Lis Partners, LLLP, a Delaware limited liability limited partnership.

(4)	Allan S Martin Children’s IRRV Trust;

(5)	Benjamin Martin, individually and as a Director of the Martin Family Foundation, Inc.;

(6)	Katherine Sogolow, individually and as a Director of the Martin Family Foundation, Inc.; and

(7)	Martin Family Foundation, Inc., a Florida not for profit corporation.

Fleur de Lis Partners, LLLP is a private limited liability limited partnership principally engaged in the business of investing and managing its own private equity investments. The business address for the Fleur de Lis Partners, LLLP is 101 E. Kennedy Blvd. Suite 4110, Tampa Florida 33602 Mr. Allan S. martin is the General Partner.

The Allan S Martin Children’s IRRV Trust. The business address is 5013 W San Miguel St. Tampa Florida 33629. Marie B. Martin is the sole trustee.

The Martin Family Foundation, Inc. is a Florida, not-for-profit-corporation. It is a charitable organization and its mission is to provide for opportunities to expand Catholic education and to promote pro-life initiatives. The business address is 5013 W San Miguel St. Tampa Florida 33629. It is managed by its Board of Directors. The following are directors of the Foundation: Mr. Allan S. Martin, Ms. Marie Martin, Mr. Benjamin A. Martin, Ms. Sogolow, Amelja Martin, Samuel D. Martin and Mr. Zachary A. Sogolow.

Each of the individuals set forth in clauses 1, 2, 5 and are 6 United States citizens.

Fleur de Lis Partners, LLLP, the Allan S Martin Children’s IRRV Trust, the Martin Family Foundation, Inc. and the individuals listed in clauses 1, 2, 5 and 6 above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Ordinary Shares and are collectively referred to as the “Reporting Group.”  The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

CUSIP No. G6856M122	13D	Page 10

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used personal funds to purchase Ordinary Shares and warrants.

Item 4. Purpose of Transaction

All of the Ordinary Shares and Warrants of the Issuer were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire or cause to be disposed, or dispose of or cause to be disposed of, such Shares at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Persons may seek to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons have discussed their ownership interest with the Issuer, the Reporting Persons potential interest in increasing its ownership percentage and to work with the Issuer’s Board of Directors in order to consider the Issuer’s business plans moving forward, which would be mutually beneficial for the Reporting Persons and the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the Issuer’s business plans, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as would be appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members.  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Ordinary Shares referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	As of the date hereof, Mr. Martin beneficially owns 844,221 Ordinary Shares (consisting of 296,923 shares owned directly and 547,298 shares able to be acquired upon the exercise of warrants), constituting 13.15% of the Ordinary Shares of the Issuer outstanding. Mr. Martin may be deemed to have shared voting power and investment power with respect to all shares of Ordinary Shares referred to above.

CUSIP No. G6856M122	13D	Page 11

(2)	As of the date hereof, Ms. Martin beneficially owns 546,885 Ordinary Shares (consisting of 231,257 shares owned directly and 315,632 shares able to be acquired upon the exercise of warrants), constituting 8.84% of the Ordinary Shares of the Issuer outstanding. Ms. Martin may be deemed to have sole voting power relating to the shares of the Ordinary Shares owned by Allan S Martin Children’s IRRV Trust, as sole Trustee and shared voting power and investment power with respect to the remaining shares of Ordinary Shares referred to above.

(3)	As of the date hereof, Fleur de Lis Partners, LLLP beneficially owns 332,000 Ordinary Shares (consisting of 83,000 shares owned directly and 249,000 shares able to be acquired upon the exercise of warrants), constituting 5.42% of the Ordinary Shares of the Issuer outstanding. Fleur de Lis Partners, LLLP may be deemed to have shared voting power and investment power with respect to all shares of Ordinary Shares referred to above.

(4)	As of the date hereof, the Allan S Martin Children’s IRRV Trust beneficially owns 34,664 Ordinary Shares (consisting of 17,332 shares owned directly and 17,332 shares able to be acquired upon the exercise of warrants), constituting less than 1% of the Ordinary Shares of the Issuer. The Allan S Martin Children’s IRRV Trust may be deemed to have sole voting power and investment power with respect to all shares of Ordinary Shares referred to above.

(5)	As of the date hereof, Benjamin Martin beneficially owns 47,736 Ordinary Shares (consisting of 4,403 shares owned directly and 43,333 shares able to be acquired upon the exercise of warrants), constituting less than 1% of the Ordinary Shares of the Issuer. Mr. Martin may be deemed to have shared voting power relating to the shares of Ordinary Shares owned by the Foundation and sole voting power and investment power with respect to the remaining shares of Ordinary Shares referred to above.

(6)	As of the date hereof, Katherine M. Sogolow beneficially owns 47,736 Ordinary Shares (consisting of 4,403 shares owned directly and 43,333 shares able to be acquired upon the exercise of warrants), constituting less than 1% of the Ordinary Shares of the Issuer. Ms. Sogolow may be deemed to have shared voting power relating to the shares of Ordinary Shares owned by the Foundation and sole voting power and investment power with respect to the remaining shares of Ordinary Shares referred to above.

(7)	As of the date hereof, the Martin Family Foundation, Inc. beneficially owns 39,070 Ordinary Shares (consisting of 70 shares owned directly and 39,000 shares able to be acquired upon the exercise of warrants), constituting less than 1% of the Ordinary Shares of the Issuer. The Martin Family Foundation, Inc. may be deemed to have sole voting power and investment power with respect to all shares of Ordinary Shares referred to above.

(c)   To the best knowledge of the Reporting Persons, except for the transactions described in Schedule A attached hereto, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)   Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported by this statement.

(e) Not applicable.

CUSIP No. G6856M122	13D	Page 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated July 31, 2023 by and among the Reporting Persons.

CUSIP No. G6856M122	13D	Page 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/Allan S. Martin
ALLAN S. MARTIN

By:	/s/Marie Martin
MARIE MARTIN

FLEUR DE LIS PARTNERS, LLLP

	By:	/s/Allan S. Martin
Allan S. Martin, General Partner

Allan S Martin Children’s IRRV Trust

	By:	/s/Marie Martin
Marie Martin, Trustee

	By:	/s/Benjamin Martin
BENJAMIN MARTIN

	By:	/s/Katherine Sogolow
KATHERINE SOGOLOW

MARTIN FAMILY FOUNDATION, INC.

	By:	/s/Marie Martin
Marie Martin, President

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Ordinary Shares Purchased (Sold)	Price Per Share($)	Date of Purchase/Sale
Purchase of Ordinary Shares	65,317	$1.20	5/31/2023
Purchase of Ordinary Shares	1	$1.40	6/5/2023
Purchase of Ordinary Shares	70	$1.52	6/5/2023
Purchase of Ordinary Shares	10,404	$1.54	6/6/2023
Purchase of Ordinary Shares	10,000	$1.45	6/6/2023
Sale of Ordinary Shares	-100	$1.67	6/7/2023
Sale of Ordinary Shares	-100	$1.67	6/7/2023
Purchase of Ordinary Shares	21,914	$1.68	6/14/2023
Purchase of Ordinary Shares	1,605	$1.78	6/26/2023
Purchase of Ordinary Shares	60,000	$1.67	7/12/2023
Purchase of Ordinary Shares	12,601	$1.74	7/14/2023
Purchase of Ordinary Shares	1,597	$1.85	7/17/2023
Purchase of Ordinary Shares	2,287	$1.84	7/20/2023
Purchase of Ordinary Shares	1,185	$1.82	7/21/2023
Purchase of Ordinary Shares	1,532	$1.84	7/24/2023
Purchase of Ordinary Shares	15,296	$1.85	7/25/2023
Purchase of Ordinary Shares	10,000	$1.85	7/26/2023
Purchase of Ordinary Shares	314	$1.85	7/26/2023